Exhibit (a)(2)

[IBC Letterhead]

December 22, 2003

Dear Employee:

As you are aware, some outstanding stock options issued by Interstate Bakeries Corporation (the “Company”) have exercise prices that are significantly higher than the current market price of our common stock. This letter is to notify you that the Company is conducting a stock option exchange program. This is a voluntary program for employees who hold eligible stock options, which are currently outstanding options to purchase shares of our common stock with an exercise price of $25.00 or more per share and which were granted under the Company’s Amended and Restated 1996 Stock Incentive Plan. The Company is offering to exchange such options for shares of restricted stock.

The number of shares of restricted stock you will receive for your eligible options is determined by our estimated value of such options and the market value of the Company common stock at the expiration of the offer period. The option exchange program is being made upon the terms and subject to the conditions of the attached Offer to Exchange and Election Form. These documents contain detailed information about the option exchange program, including the vesting schedule for restricted stock that would be issued in the exchange and a detailed set of questions and answers. Please read the materials carefully because they contain important information about how you may participate in the option exchange program and the terms of the restricted stock that you will be eligible to receive if you decide to participate.

Attached to this letter as Exhibit A is an Election Form that you must sign and return to us in order to participate in the option exchange program. The Election Form sets forth certain information regarding your eligible options. In order for you to participate in the option exchange program, we must receive your signed Election Form by no later than January 22, 2004, unless the option exchange period is extended.

We are conducting this offer to provide you with an alternative means of realizing value from your existing equity awards. We make no recommendation as to whether you should participate in the option exchange program, and we recommend that you consult with your own advisors regarding your decision. If you have any questions about the program, please call Kent B. Magill at (816) 502-4202 or Jolyn J. Sebree at (816) 502-4238 or email them at magill_kent@interstatebrands.com or sebree_jolyn@interstatebrands.com.

Sincerely,

/s/ James R. Elsesser
James R. Elsesser Chairman of the Board and Chief Executive Officer

EXHIBIT A

INTERSTATE BAKERIES CORPORATION

(the “Company”)

ELECTION FORM

I have received and read the offer to exchange, dated December 22, 2003, including the schedules thereto (the “Offer to Exchange”), and this election form (the “Election Form” which, together with the Offer to Exchange, as each may be amended from time to time, constitutes the “Offer”). All capitalized terms used in this Election Form but not otherwise defined have the same respective meanings as in the Offer to Exchange.

Upon the terms and subject to the conditions of the Offer, I understand that I may elect to exchange my eligible options identified on this Election Form, for the number of shares of restricted stock set forth below, with any fractional shares of restricted stock first being aggregated and then being rounded up to the nearest whole share.

By executing and delivering this Election Form I acknowledge and agree that:

1. The Company’s acceptance of all the eligible options I elect to exchange pursuant to the Offer (the “Tendered Options”) will constitute a binding agreement between the Company and me upon the terms and subject to the conditions of the Offer. Upon the Company’s acceptance of the Tendered Options, (i) all the Tendered Options will be cancelled and I will have no right to purchase stock under the terms and conditions of the cancelled Tendered Options and (ii) all my option agreements relating to the Tendered Options will be automatically rendered null and void and I will have no right to purchase stock under the terms and conditions of the cancelled option agreements;

2. Under the circumstances set forth in the Offer to Exchange, the Company may terminate or amend the Offer and postpone its acceptance and cancellation of any options elected for exchange. In such event, the Tendered Options will not be accepted and the options and the option agreements related to them will remain in effect and unchanged;

3. The restricted stock to be issued to me in the exchange will be governed by the provisions, restrictions, terms, conditions and other limitations, and will vest in accordance with the vesting schedule, set forth in the restricted stock award attached as Schedule A to the Offer to Exchange (the “Restricted Stock Award”). If I cease to be an employee of the Company or one of its subsidiaries prior to any given vesting date of the restricted stock, other than by reason of my death, disability, retirement or termination by the Company or subsidiary without cause (which terms are defined in the Restricted Stock Award), then I will forfeit such unvested restricted stock;

4. I will pay to the Company, in cash or in stock to be withheld (as the Company may elect), an amount necessary to satisfy the minimum amount of taxes required to be withheld upon the vesting of any shares of restricted stock;

5. In order to receive restricted stock in the exchange, I must be an eligible employee and hold eligible options from the date I elect to exchange eligible options through the date of the Company’s acceptance of the Tendered Options; and

6. The Company has advised me to consult with my own tax, financial and other advisors as to the consequences of participating or not participating in the Offer.

I understand that I will not be eligible to receive any new option grants until the date that is at least six months and one day after the expiration of the Offer.

I hereby give up my entire ownership interest in the options listed below. I understand all of these options will become null and void on January 22, 2004, unless this Offer to Exchange is extended, and in such event upon the extended date of termination. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable after 11:59 P.M., Eastern Time, on January 22, 2004, unless the Offer to Exchange is extended by the Company in its sole discretion, in which case the Offer to Exchange will become irrevocable upon the expiration of the extension.

I hereby elect to exchange and cancel the options (an option is defined as all or none of the options granted to me on a single grant date and at the same exercise price) listed on the attached schedule.

Optionee’s Signature	Date

Optionee’s Printed Name

By signing and returning the Election Form, I represent and warrant to the Company that:

1.	I have full power and authority to tender the Tendered Options and, when and to the extent the Tendered Options are accepted for exchange by the Company, they will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer, other than pursuant to the applicable option agreements, and the Tendered Options will not be subject to any adverse claims; and

2.	Upon request, I will execute and delivery any additional documents deemed by the Company to be necessary or desirable to complete the exchange of my Tendered Options.

Participation Instructions:

1.	Complete this form and send it to our offices by facsimile at (816) 502-4138 or by mail to Interstate Bakeries Corporation, Attn: Linda L. Thompson, 12 East Armour Boulevard, Kansas City, Missouri 64111. Your Election Form must be received by the Company by 11:59 P.M., Eastern Time, on January 22, 2004 (or, if the Company extends the offer period, a later date the Company will specify), or it will not be given effect.

2.	Ensure that you receive a confirmation from the Company of receipt of your signed Election Form within five (5) business days.

The Company hereby accepts this Election to Exchange and agrees to honor this election.

[Name & Title of Authorized Signatory]	Date

Schedule

[Employee Name]

Option Grant Date	Number of Underlying Option Shares	Option Exercise Price	Exchange Ratio[1]	Number of Shares of Restricted Stock to be Issued[2]
$
$
$
$
$
$
$
Total

[1]	Estimated as of December 19, 2003.
[2]	Based on December 19, 2003 exchange ratio and subject to change based on the Offer to Exchange.